

April 20, 2022

Kevin Jacobsen
Chief Financial Officer
CLOROX CO /DE/
1221 Broadway
Oakland, California 94612

> **Re: CLOROX CO /DE/**
> **Form 10-K for the Year Ended June 30, 2021**
> **Form 10-Q for the Period Ended December 31, 2021**
> **Form 8-K Filed February 3, 2022**
> **File No. 001-07151**

Dear Mr. Jacobsen:

We have reviewed your March 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2022 letter.

Form 8-K Filed February 3, 2022

Exhibit 99.1
Non-GAAP Information, page 7

1. We note your response to comment 2. Given the significance of the estimated $500 million long-term strategic investment in digital capabilities and productivity enhancements, please expand your disclosures to provide additional details regarding this investment. In this regard, please ensure your disclosures address the following:
    •   Discuss the significant components of your planned investment, including the replacement of your ERP system and suite of other digital capabilities. Quantify the estimated amounts of each material component comprising the $500 million

investment, including the nature of the costs that will be expensed and correspondingly adjusted for in determining your non-GAAP performance measures;

- Similar to your response, for each period in which you adjust your non-GAAP performance measures for costs associated with the long-term strategic investment, provide detailed disclosures of the nature of the expenses excluded; and
- Discuss how you determined that the expenses excluded are incremental costs and not normal, recurring cash operating expenses necessary to operate your business.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences